SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ/MF) No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

MINUTES OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING

 HELD ON APRIL 27, 2010

1. Date, Time and Place: On April 27, 2009, at 10:00 a.m., at the Company’s headquarters, located in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8,501, 19th floor.

2. Call Notice: The call notice was published in the “Diário Oficial do Estado de São Paulo”, on March 26, 27 and 30, 2010, pages 83, 58 and 202, respectively, and in the “O Estado de São Paulo” newspaper, on March 26, 27 and 30, 2010, pages B06, B13 and B10, respectively.

3. Attendance: Shareholders representing more than 58% of the Company’s total and voting capital, as per the signatures in the Shareholders’ Attendance Book. Also present Messrs. Wilson Amaral de Oliveira and Alceu Duilio Calciolari, Chief Executive Officer and Chief Financial and Investor Relations Officer, respectively, and Mrs. Liliane Lisandra de Andrade, bearer of the Brazilian Identity Card (RG) 33.901.771-5, issued by SSP/SP, and enrolled with the CRC/SP under No. 1SP26597, representing the Company’s independent auditors, Terco Grant Thornton Auditores Independentes – Sociedade Simples.

4. Presiding Board: Chairman: Wilson Amaral de Oliveira. Secretary: Fabiana Utrabo Rodrigues.

5. Agenda: (i) to receive the accounts drawn up by the Company’s officers, examine, discuss and vote on the financial statements concerning the fiscal year ended December 31st, 2009; (ii) to decide on the destination of the net profits of the fiscal year ended December 31st, 2009, and on the payment of dividends in the amount of R$50,716,096.23; (iii) to elect members to the Company’s Board of Directors due to the expiration of the term-of-office of the Board members; (iv) to establish the global amount to be paid as remuneration to Company’s management in 2010.

6. Resolutions: By shareholders present at the meeting, with the abstention of those legally impeded, the following resolutions have been taken:

6.1. To record that the Minutes related to this Annual General Shareholders’ Meeting will be drawn-up in summary form and published without the signatures of the shareholders, as permitted by paragraphs 1 and 2 of Article 130 of Law No. 6,404/76;

6.2. To approve, after being examined and discussed, by majority vote and with no restrictions, the accounts drawn up by the Company’s management and the Company’s financial statements concerning the fiscal year ended December 31st, 2009, which, together with the Explanatory Notes and the Independent Auditors Opinion, were published, in full, in the “Diário Oficial do Estado de São Paulo – Caderno Empresarial 02”, on February 9, 2010, pages 2 to 6, and in the newspaper “O Estado de São Paulo”, on February 9, 2009, pages B9 to B12, the legal term thereby having been complied with;

6.3. To approve, by majority vote and with no restrictions, the proposal to allocate the net profits concerning the fiscal year ended December 31st, 2009, in the total amount of R$213,541,457.80, as follows:

(a)         R$10,677,072.89 for the legal reserve;

(b)        R$50,717,399.76 for payment of the mandatory dividend, corresponding to R$0.12112 per share, treasury shares excluded, being reformulated the original management proposal in view of number rounding; and

(c)         the remaining amount of R$152,146,985.15 for the statutory reserve set forth in Article 36, paragraph 2, item (c) of Company’s bylaws, being reformulated the original management proposal in view of number rounding.

6.4. To determine, by majority vote, the payment of the mandatory dividend herein declared, with no monetary adjustments, on a date to be established by the Company’s Board of Directors, within the fiscal year of 2010, based on the shareholding position of (i) 04.27.2010 (after floor is closed), for shareholders holding shares traded on BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros; and (ii) 04.30.2010 for shareholders holding ADRs traded on the New York Stock Exchange. The shares and ADRs will be negotiated ex-dividends as of 04.28.2010. Shareholders having a credit option registered with Itaú Unibanco S.A., Financial Institution Depositary of the Company’s shares, will have their dividends automatically credited on the date to be established by the Board of Directors. Shareholders having no credit option registered with Itaú Unibanco S.A. shall, as of the date hereof, look for an agency of Itaú Unibanco S.A. to update their record, which is a requirement for the receipt of dividends on the date to be established by the Board of Directors, which shall occur within at least three business days from the date the record was updated. Dividends owed to the participant shareholders of the fiduciary custody services of BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros shall be credited pursuant to the data records kept by such institution, on the date to be established by the Board of Directors;

6.5. To approve, by majority vote and with no restrictions, the reelection of the current members of the Company’s Board of Directors, for a term of office ending on the date of the Annual General Shareholders’ Meeting to be held in 2012, pursuant to the recommendation of the Company’s Nomination and Corporate Governance Committee, as follows: (i) Gary Robert Garrabrant, North American citizen, married, businessman, bearer of United States Passport No. 0258762 and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 743.170.831-91; (ii) Thomas Joseph McDonald, North American citizen, married, businessman, bearer of United States Passport No. 700.909.550 and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 741.625.861-87; (iii) Caio Racy Mattar, Brazilian citizen, married, civil engineer, bearer of the Brazilian Identity Card (RG) No. 5.396.320-9, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 034.118.768-24; (iv) Richard L. Huber, North American citizen, married, businessman, bearer of the Identity Card (RNE) No. W230612-E and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 020.363.638-49; (v) Gerald Dinu Reiss, naturalized Brazilian citizen, married, engineer, bearer of the Brazilian Identity Card (RG) No. 3.175.254, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 232.318.908-53; and (vi) José Écio Pereira da Costa Júnior, Brazilian citizen, married, business administrator and  accountant, bearer of the Brazilian Identity Card (RG) No. 4.762.308, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 359.920.858-15. All of them are herein appointed as independent members. Three (3) positions to the Board of Directors will remain vacant;

6.6. To record that the résumés of the members of the Board of Directors hereby appointed were presented to the Shareholders’ Meeting in compliance with paragraph 2 of Article 3 of CVM’s Regulation No. 367/02. The members of the Board of Directors, having executed the Managers Deed of Consent provided by the BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros Novo Mercado Listing Rules and in their capacity as shareholders of the Company holding at least 1 share issued by the Company, shall take office upon execution of the term of investiture in the appropriate book, in which occasion they shall make the statements required by law;

6.7. To ratify, by majority vote, the amount paid as global remuneration to the Company’s administrators in the fiscal year of 2009 and determine, also by majority vote, the amount of the annual global compensation of the Company’s administrators for the 2010 fiscal year of up to R$9,695,281.00, including fixed and variable compensation as well as benefits of any nature. The Board of Directors shall prescribe the individual amounts to be distributed to each of the Company’s administrators, taking into account their responsibilities, time they dedicate to their tasks, their competence, professional reputation and the amount at which their services would be valued at market prices;

6.8. In view of the request formulated in accordance with paragraph 2 of Article 161 of Law No. 6,404/76 and Article 29 of the Company’s bylaws, to install the Audit Committee (Conselho Fiscal) with three (3) effective members and respective alternates, which shall operate until the Annual General Shareholders’ Meeting  to be held on 2011. It is herein appointed, by majority vote, as effective members of the Audit Committee: (i) Olavo Fortes Campos Rodrigues Junior, Brazilian citizen, business administrator, married, bearer of the Brazilian Identity Card (RG) No. 9.369.027, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 769.488.977-20, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Dr. José Maria Whitaker, No. 310, apt. 4, Edif. Figueira, Zip Code (CEP) 05622-001, (ii) Adriano Rudek de Moura, Brazilian citizen, accountant, married, bearer of the Brazilian Identity Card (RG) No. 13.126.515-5, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 037.059.028-73, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Verbo Divino, No. 1,488, cj. 78 B, 7th floor, Zip Code (CEP) 04719-002, and (iii) Vitor Hugo dos Santos Pinto, Brazilian citizen, business administrator, single, bearer of the Brazilian Identity Card (RG) No. 30625200-4, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 292.699.278-57, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Haddock Lobo, No. 231, apt. 61, Zip Code (CEP) 01414-001; and as alternate members: (i) Marcello Mascotto Iannalfo, Brazilian citizen, economist, married, bearer of the Brazilian Identity Card (RG) No. 16.994.226-0, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 101.947.028-39, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Evangelina de Toledo Pizza Wodianer, No. 165, house 1, Zip Code (CEP) 04640-055, (ii) Paulo Ricardo de Oliveira, Brazilian citizen, accountant, married, bearer of the Brazilian Identity Card (RG) No. 14.993.829, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 031.718.058-73, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Conselheiro Fernandes Torres, No. 148, apt. 71, Zip Code (CEP) 01235-020, and (iii) Aline de Oliveira Lima, Brazilian citizen, business administrator, single, bearer of the Brazilian Identity Card (RG) No. 28186802-5, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 252.439.138-80, resident and domiciled in the City of São Paulo, State of São Paulo, at Av. Francisco de Paula Quintanilha Ribeiro, No. 342, apt. 112-A, Zip Code (CEP) 04330-020;

6.9. To record that  the members of the Audit Committee hereby appointed, having executed the Audit Committee Members Deed of Consent provided by the BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros Novo Mercado Listing Rules, shall take office upon execution of the term of investiture in the appropriate book, in which occasion they shall make the statements required by law;

6.10. To establish, by majority vote, the global annual amount of R$136,800.00 to be paid as remuneration to the Company’s Audit Committee members in office; and

6.11. To record that the Company’s Audit Committee in operation until the present date has not issued any pronouncement on the management report and on the proposal for payment of dividends due to the fact that the investiture of its members in their respective offices occurred on January 2010, after the end of the fiscal year.

CLOSING: As there were no further issues to be addressed, the meeting was closed, and the present Minutes were drawn up as a summary, which, after being read and found in appropriate terms, was signed by all in attendance. Signatures: Wilson Amaral de Oliveira, Chairman; Fabiana Utrabo Rodrigues, Secretary; Shareholders: CITIBANK N A ADR DEPARTAMENT, WILSON AMARAL DE OLIVEIRA, ALCEU DUILIO CALCIOLARI, BLUE SUEDE LLC, POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO, POLO FUNDO DE INVESTIMENTO EM AÇÕES, VINSON FUND LLC, CREDIT AGRICOLE ASSET MANAGEMENT, UNIBANCO CONSTRUCAO CIVIL FUNDO DE INVESTIMENTO EM ACOES, AMUNDI FUNDS, FRANKLIN TEMPLETON INVESTMENT FUNDS, NORGES BANK, FRANKLIN TEMPLETON FUNDS, OPPENHEIMER DEVELOPING MARKETS FUND, AXA PREMIER VIP TRUST - MULTIMANAGER INTERNATIONAL EQUITY PORTFOLIO, VANGUARD INVESTMENT SERIES PLC, TEMPLETON GLOBAL INVESTMENT TRUST - TEMPLETON BRIC FUND, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F, AUSTRALIAN REWARD INVESTMENT ALLIANCE, RUSSELL INTERNATIONAL DEVELOPED MARKET FUND, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, RAYTHEON COMPANY MASTER TRUST, WEST VIRGINIA INVESTMENT MANAGEMENT BOARD, COMMONWEALTH OF PENNSYLVANIA PUB. SCHOOL EMP RET S, EATON VANCE TAX-MANAGED EMERGING MKTS FUND, IBM SAVINGS PLAN, THE MARSICO INTL OPPORTUNITIES FUND, THE MASTERS T B OF JAPAN LTD RE MTBC400035147, HARBOR INTERNATIONAL GROWTH FUND, HARBOR CAPITAL GROUP TRUST FOR DEFINED BENEFIT PLANS, TELCORDIA TECHNOLOGIES PENSION PLAN, TEACHER RETIREMENT SYSTEM OF TEXAS, JOHN HANCOCK TRUST INTERN EQUITY INDEX TRUST B, JOHN HANCOCK TRUST INTERN EQUITY INDEX TRUST A, JOHN HANCOCK TRUST INTERN OPPORTUNITIES TRUST, PENSIONSKASSERNES ADMINISTRATION A/S, ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO, THE MASTERS SELECT INTERNATIONAL FUND, ADVANCED SERIES TRUST - AST INTERNATIONAL GROWTH PORTFOLIO, PACIFIC LIFE FUNDS PL EMERGING MARKETS FUND, DIMENSIONAL FUNDS PLC, HANSBERGER INTERNATIONAL SERIES EMERGING MARKETS FUND, AT&T UNION WELFARE BENEFIT TRUST, JOHN HANCOCK FUNDS II INTERNATIONAL OPPORTUNITIES FUND, T M T B O JP L RE FRANK RUSSELL INV (JP) L IT, ALPINE INTERNATIONAL REAL ESTATE EQUITY FUND, JOHN  HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND , T PRUDENTIAL SERIES FD, INC. - SP INTERNAT GROWTH PRTF, COLUMBIA MULTI-ADVISOR INTERNATIONAL EQUITY FUND, THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, RUSSELL INVESTMENT COMPANY II PLC, THE BOSTON COMPANY EMERGING MKTS CORE E FUND, EATON VANCE STRUCTURED EMERGING MARKETS FUND, PG&E CORPORATION RETIREMENT MASTER TRUST, PG&E POSTRETIREMENT MEDICAL PLAN TRUST - N M EMPL A RETIR, VANGUARD EMERGING MARKETS STOCK INDEXD FUND, MONTANA BOARD OF INVESTMENTS, DIMENSIONAL FUNDS II PLC, TURNER INTERNATIONAL CORE GROWTH FUND, STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, ALPINE GLOBAL PREMIER PROPERTIES FUND, GENERAL MOTORS OF CANADA DOMESTIC TRUST, MARSICO GLOBAL FUND, SCHWAB GLOBAL REAL ESTATE FUND, COLLEGE RETIREMENT EQUITIES FUND, NIKKOCITI TRUST AND BANKING CORP R: NIPPON COMGEST EM MKT, ADVANCED SERIES TRUST - AST GLOBAL REAL ESTATE PORTFOLIO, CITY OF PHILADELPHIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, RUSSEL INSTITUTIONAL FDS, LLC - RI EQUITY FD, ARTISAN OPPORTUNISTIC GROWTH FUND, ALPINE EMERGING MARKETS REAL ESTATE FUND, ISHARES MSCI BRIC INDEX FUND, ISHARES MSCI BRAZIL (FREE) INDEX FUND, VANGUARD FTSE ALL-WORLD EX-US SMALL-CAP INDEX FUND ASOVIEIF, EMERGING MARKETS STRATEGIC INSIGHTS NON-LENDABLE FUND B, EMERGING MARKETS STRATEGIC INSIGHTS NON-LENDABLE FUND, HARBOR GLOBAL GROWTH FUND, BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD, EMERGING MARKETS SUDAN FREE EQUITY FUND, STATE FARM MUTUAL FUND TRUST INTERNATIONAL EQUITY FUND, STATE FARM VARIABLE PRODUCT TRUST INTERNATIONAL EQUITY FUND, WILMINGTON MULTI-MANAGER INTERNATIONAL FUND, WILMINGTON INTERNATIONAL EQUITY FUND SELECT, LP, UAW RETIREE MEDICAL BENEFITS TRUST, EMERGING MARKETS INDEX NON-LENDABLE FUND B, COX ENTERPRISES INC MASTER TRUST, ABU DHABI RETIREMENT PENSIONS AND BENEFIT FUNDS, FIDELITY FIXED-INCOME TRUST: FIDELITY SERIES GLOBAL EX US INDEX FUND, FORTIS L FUND EQUITY BRAZIL, FORTIS L FUND EQUITY LATIN AMERICA, IBM DIVERSIFIED GLOBAL EQUITY FUND, MICROSOFT GLOBAL FINANCE, MUNICIPAL E ANNUITY A B FUND OF CHICAGO, NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND, NORTHERN TRUST

QUANTITATIVE FUND PLC, SAN JOAQUIN COUNTY EMPLOYEES RETIREMENT ASSOC, UNITED AIRLINES, INC PILOTS DIRECTED ACCOUNT PLAN TRUST, NEW HAMPSHIRE RETIREMENT SYSTEM, FABIANA UTRABO RODRIGUES.

I hereby certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

Fabiana Utrabo Rodrigues

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer